NOTE 1. Principal Activity and Significant Accounting Policies

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company limits its activity to selling mutual funds, insurance, annuities, and variable annuities.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to make payments out directly to the fund into which the customer is investing.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. Weitzel Financial Services, Inc. operates in the northeastern Iowa, southwestern Wisconsin, and northwestern Illinois areas. Due to this, the Company's operations are dependent upon this region's economic condition.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from three to ten years. Depreciation expense was $29,321 for the 14 months ended December 31, 2015.

Intangible Assets

Intangible assets are carried at cost. Amortization is computed using the straight-line method over a period of 15 years. Amortization expense was $1,322 for the 14 months ended December 31, 2015.

Impairments

Management reviews assets on an annual basis for possible impairment. Management considers assets to not be impaired and therefore has not reported any impairment loss.

NOTE 1. Principal Activity and Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an S corporation. Under those provisions, the Company does not pay corporate income taxes on its taxable income (other than federal "built-in gains" taxes and certain state income taxes). Instead, the stockholders are liable for individual federal and state income taxes on their proportionate shares of the Company's taxable income.

The Company accounts for income taxes in accordance with FASB ASC Topic 740-10 (FIN 48), which prescribes a comprehensive model for the financial statement recognition, measurement, classification, and disclosure of uncertain tax positions. Differences between a tax position taken or expected to be taken in the Company's income tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded in the statement of financial position as either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2012.

Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are uncollateralized obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

NOTE 1. Principal Activity and Significant Accounting Policies (Continued)

Advertising

The Company expenses all advertising costs as incurred. Total costs expensed during the 14 months ended December 31, 2015 were $2,643.

Subsequent Events

The Company has evaluated subsequent events through February 11, 2016, the date which the financial statements were available to be issued.

NOTE 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule I5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2015, the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net Capital Ratio	.14/1
Net Capital	$ 135,482
Net Capital Requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3. Reserve Requirements

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 4. Operating Leases

The Company has entered into a 60 month lease for office space, which includes base rent, property tax, building insurance and common area maintenance, effective January 1, 2012, through December 31, 2016. Total base rent expense for the 14 months ended December 31, 2015, was $52,306.

Future minimum lease payments are as follows:

Year Ending December 31,

2016	$ 38,760
	$ 38,760

NOTE 5. Simple IRA

The Company offers its employees a Simple IRA plan. Employees must earn at least $5,000 per year during any one preceding year and be expected to earn at least $5,000 in the current year to be eligible to participate in the plan. Employer and employee contributions are vested immediately. The Company will contribute 100% of the first 3% of compensation that employees contribute to the plan. The Simple IRA match was $13,498 for the 14 months ended December 31, 2015.

NOTE 6. Intangible Asset

The Company has recorded an intangible asset for a client list purchased from a former broker.

Cost of Client List	$ 17,000
Less: Accumulated Amortization	(15,300)
Unamortized Cost at December 31, 2015	$ 1,700

Amortization expense for the 14 months ended December 31, 2015, was $1,322.

Amortization expense for succeeding years is as follows:

Year Ending December 31,

2016	$ 1,133
2017	567
	$ 1,700